Exhibit 99.1

Regentis Expands its European Clinical Site Network to Support its Commercial and Clinical Programs

With CE Mark approval, GelrinC is slated for commercial launch in Europe in 2026

New clinical sites to support engagement with leading orthopedic surgeons and centers of excellence in key European markets, strengthening Regentis’ positioning for commercial launch and broader clinical adoption

Herzliya, Israel – February 17, 2026—Regentis Biomaterials Ltd. (“Regentis” or the “Company”), a regenerative medicine company focused on innovative tissue repair solutions, today announced the expansion of its European clinical site network into new countries, strengthening its infrastructure to support both ongoing clinical programs including its pivotal Phase III U.S. Food and Drug Administration study and the Company’s commercial strategy in Europe where GelrinC® has already received CE Mark approval for knee cartilage repair.

Building on its established clinical presence in Northern and Central Europe, Regentis is now expanding into additional European regions, including Italy and Eastern Europe. With GelrinC® already CE Marked, the expanded network is expected to support deeper engagement with leading orthopedic surgeons and centers of excellence in key European markets, strengthening the Company’s positioning for commercial launch and broader clinical adoption.

“The addition of these new sites in Europe is an important strategic step into a high-potential region with a large patient population, strong orthopedic surgical expertise, and significant unmet need in cartilage repair and joint preservation,” stated Dr. Ehud Geller, Executive Chairman of Regentis. “We believe this expanded European clinical network enhances our ability to attract the right commercial partner for the launch of GelrinC® in Europe and to efficiently execute on clinical adoption, while also supporting our ongoing clinical study programs.”

Participating Clinical Sites Include:

●	Humanitas in Milan, Italy

One of Italy’s leading academic hospital groups, widely recognized for high-volume orthopedic and sports medicine care, advanced surgical capabilities, and strong clinical research infrastructure.

●	Fondazione I.R.C.C.S. in Pavia, Italy

A highly regarded Italian research hospital and academic center known for clinical excellence, multidisciplinary expertise, and the ability to support complex clinical programs with high-quality execution.

●	University Regensburg in Regensburg, Germany

A leading academic medical center in Germany with strong orthopedic and sports medicine expertise, a robust clinical research environment, and extensive experience in cartilage repair and joint preservation.

●	Clinical Center of Vojvodina in Vojvodina, Serbia

One of the largest and most important regional medical centers in Serbia, serving a broad patient population and supporting access to a major orthopedic surgery catchment area. The site brings both clinical scale and strategic presence in a growing Eastern European market.

●	University of Ljubljana in Ljubljana, Slovenia

A leading national academic institution and referral center, with broad orthopedic clinical capabilities, experienced surgical teams, and a strong foundation for clinical research execution.

●	Timiş County in Timişoara, Rumania

A major regional medical center serving a large patient population, expanding Regentis’ reach in Eastern Europe and supporting access to a broad orthopedic referral base.

About GelrinC®

Regentis’ lead product, GelrinC®, is a cell-free, off-the-shelf hydrogel synchronized erosion and resorbable implant for the treatment of painful injuries to focal articular knee cartilage. As an innovative regenerative medical product, GelrinC® offers an unprecedented solution that gives surgeons and payers an off-the-shelf, ready to use, simple to perform, reliable, and cost-effective procedure that provides patients with a single, 10-minute procedure, faster recovery, sustained pain relief, and functional improvement for more than 4 years, based on clinical study results to date. No effective off-the-shelf, ready to use treatment for focal knee cartilage defects is currently available on the market. GelrinC® has CE Mark approval in the European Union and is now being evaluated in a pivotal U.S. Food and Drug Administration (FDA) study, which has completed over 50% enrollment.

About Regentis Biomaterials

Regentis Biomaterials Ltd is a regenerative medicine company dedicated to developing innovative tissue repair solutions that restore health and enhance quality of life. With an initial focus on orthopedic treatments, Regentis’ Gelrin platform technology, based on synchronized, degradable hydrogel implants, regenerates damaged or diseased tissue including inflamed cartilage and bone. Regentis’ lead product GelrinC®, is a cell-free, off-the-shelf hydrogel that is eroded and resorbed in the knee, allowing the surrounding cells to regenerate the cartilage in a controlled and synchronous process. GelrinC® aims to address a market of approximately 470,000 cases for cartilage knee repair annually in the U.S. where no off-the-shelf treatment is available.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words, and include beliefs regarding Regentis’ advancement towards commercialization. Forward-looking statements are based on Regentis’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: the ability of our clinical trials to demonstrate safety and efficacy of GelrinC or any future product candidate, and other positive results; the timing and focus of our preclinical studies and clinical trials, and the reporting of data from those studies and trials; the size of the market opportunity for of GelrinC or any future product candidate, including our estimates of the number of patients who suffer from the diseases we are targeting; our ability to accurately identify demand for product candidates; the success of competing therapies that are or may become available; the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates; our ability to obtain FDA approval for of GelrinC or any future product candidate and obtain and maintain regulatory approval; our ability to obtain market acceptance of of GelrinC or any future product candidate from the medical community and third-party payors; our plans relating to the further development of GelrinC or any future product candidate, including additional disease states or indications we may pursue; existing regulations and regulatory developments in the United States and other jurisdictions; our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others; the need to hire additional personnel and our ability to attract and retain such personnel; our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; our dependence on third parties; our financial performance and our ability to repay our loans and debts; and our ability to negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations. For a more detailed description of the risks and uncertainties affecting Regentis, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the SEC. Forward-looking statements contained in this announcement are made as of this date, and Regentis undertakes no duty to update such information except as required under applicable law.

Contact:

acarlquist@medicavp.com